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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CICC US Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29th Floor, One International Finance Centre, 1 Harbour View Street
(No. and Street)

Central, Hong Kong
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Lanlan Zhang 646-794-8727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

SEC Mail Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/2010

AFFIRMATION

I, Ms. Lanlan Zhang, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CICC US Securities, Inc., as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Zhang Lan Lan 2/10/2010

Signature Date

Chief Executive Officer

Title

Subscribed and sworn to before me on this 10th day of February, 2010

Notary Public

Kinfai Lo
Notary Public, State of New York
Registration #01LO5026774
Qualified In Kings County
My Commission Expires April 25, 2010

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CICC US SECURITIES, INC.

AUDITED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2009

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
CICC US Securities, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of CICC US Securities, Inc. as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CICC US Securities, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 10, 2010
New York, New York

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

CICC US SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

ASSETS		
Cash	$ 1,274,356	
Short term cash investments	13,249,618	
Deposit with clearing organization	100,444	
Receivable from clearing organization	316,105	
Improvements, equipment and furniture	3,875,793	
Other assets, including prepaid income taxes of $10,100	407,571	
Total assets		$19,223,887

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to related parties	$ 279,072	
Accrued expenses and other liabilities	1,532,194	
Total liabilities		$ 1,811,266
STOCKHOLDER'S EQUITY		
Common stock ($10,000 par value) 2,100 shares authorized and outstanding	21,000,000	
Accumulated deficit	(3,587,379)	
Total stockholder's equity		17,412,621
Total liabilities and stockholder's equity		$19,223,887

See Notes to statement of financial condition

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware Corporation, was incorporated on August 25, 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority, Inc. In addition, the Company has a securities broker's license from the Securities and Futures Commission of Hong Kong. The Company's principal line of business is providing brokerage services related to the Hong Kong Stock Exchange to institutional investors located in the United States.

The sole shareholder of the Company is China International Capital Corporation Hong Kong Securities Limited (CICCHKS) which is incorporated in the Hong Kong Special Administrative Region as a licensed securities broker, financial advisor and underwriter under the Securities and Futures Commission of Hong Kong. CICCHKS is a wholly-owned subsidiary of China International Capital Corporation Limited which is an investment bank incorporated in the People's Republic of China.

The Company was in the development stage from its inception until September 2009. During that period, the activities of the Company consisted substantially of professional services and other costs incurred in connection with business formation and licensing applications and its preparation for commencement of business activities. In October 2009, the Company began generating business revenue and emerged from the development stage.

B. Basis of Presentation

The financial statement has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

C. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

D. Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Securities transactions are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the statement of financial condition.

E. Improvements, Equipment and Furniture and Depreciation

Improvements, equipment and furniture are carried at cost less accumulated depreciation. Improvements are amortized on a straight line basis over the shorter of their useful lives or the term of the respective lease (six and a half years). Depreciation of equipment and furniture is provided on a straight line basis over their estimated useful lives (two to three years).

F. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2009, the Company did not record any liabilities for uncertain tax positions.

G. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2 - DEPOSIT WITH CLEARING ORGANIZATION

Pursuant to an agreement, the Company is required to maintain a deposit with its clearing organization. As of December 31, 2009, the deposit

was maintained in a non-interest bearing deposit account with this financial institution.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization consists primarily of cash and equivalent balances maintained by the Company with this financial institution to cover its securities transactions.

NOTE 4 - IMPROVEMENTS, EQUIPMENT AND FURNITURE

Improvements, equipment and furniture consist of

Improvements	$1,772,266
Equipment	1,956,388
Furniture	342,322
	4,070,976
Accumulated depreciation	(195,183)
Total	$3,875,793

NOTE 5 - RELATED PARTY TRANSACTIONS

Due to related parties consists of

Due to parent	$268,754
Due to affiliates	10,318
Total due to related parties	$279,072

These balances consist substantially of reimbursement for expenses paid for the Company by the above related parties.

For the year ended December 31, 2009, the Company was charged approximately $1,211,000 from the above related parties for the use of certain of their employees, facilities and other goods and services.

NOTE 6 - INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Net operating loss carryover	$1,651,000
Depreciation and amortization	(422,000)
Other liabilities	87,000
Less valuation allowance	(1,316,000)
Total deferred income tax asset	

At December 31, 2009, the Company's deferred income tax asset is fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and, to the extent it is determined that such an allowance is no longer required, the tax benefit of the remaining deferred income tax asset will be recognized in the future.

The Company has net operating loss carryforwards of approximately $4,762,000 available to offset future Federal taxable income. In addition, the Company has a net operating loss carryforward of approximately $1,599,000 available to offset future state and local taxable income. These carryforwards expire as follows

		Federal	State & Local
Years ending December 31,	2027	$ 2,000	
	2028	1,305,000	
	2029	3,455,000	$1,599,000
		$4,762,000	$1,599,000

NOTE 7 - RISKS AND UNCERTAINTIES

A. Credit Risks

The Company maintains certain of its cash balances in a savings account with a United States financial institution which is not insured by the Federal Deposit Insurance Corporation. The Company does not anticipate non-performance by the financial institution.

The Company is engaged in various types of brokerage activities servicing a diverse group of primarily institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to non-performance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

B. Other

The Company maintains certain cash and equivalent balances, denominated in a foreign currency, with a clearing organization to cover its

securities transactions. Changes in the relationship of this foreign currency to the U.S. dollar may affect the balances held by the Company with this financial institution.

NOTE 8 - LEASE COMMITMENT

The Company leases office premises under a noncancelable operating lease which expires through February 2016. In addition, the Company rents office premises from its parent pursuant to a month-to-month arrangement. Rental expense was approximately $306,000 for the year ended December 31, 2009.

Future minimum base rental payments on the noncancelable lease are as follows

Years ending December 31,	2010	$ 519,500
	2011	566,700
	2012	566,700
	2013	603,800
	2014	607,200
	Thereafter	657,900
		$3,521,800

NOTE 9 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined. At December 31, 2009, the Company had net capital of $13,078,916, which was $12,828,916 in excess of its required net capital of $250,000.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 10, 2010, the date the financial statement was available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure.

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
CICC US Securities, Inc.

Independent Auditors' Report On Internal Control

In planning and performing our audit of the financial statements of CICC US Securities, Inc. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Management, the Security and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 10, 2010
New York, New York